SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July, 2010. the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	7,101	0.0020	0.0011
ADR (*)	Preferred	306,746	0.1131	0.0495
Shares	Common	111,346	0.0320	0.0180
Shares	Preferred	615,281	0.2269	0.0993
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	02	100	178.20	17,820.00
Shares	Preferred	Itaú Corretora	Sell	02	10	178.50	1,785.00
Shares	Preferred	Itaú Corretora	Sell	02	75	178.50	13,387.50
Shares	Preferred	Itaú Corretora	Sell	02	100	178.85	17,885.00
Shares	Preferred	Itaú Corretora	Sell	02	100	179.50	17,950.00
Shares	Preferred	Itaú Corretora	Sell	14	65	182.70	11,875.50
Shares	Preferred	Itaú Corretora	Sell	14	100	182.80	18,280.00
Shares	Preferred	Itaú Corretora	Sell	14	9	182.90	1,646.10
Shares	Preferred	Itaú Corretora	Sell	14	100	183.30	18,330.00
Shares	Preferred	Itaú Corretora	Sell	15	3,000	185.60	556,800.00
Shares	Preferred	Itaú Corretora	Sell	19	100	187.20	18,720.00
Shares	Preferred	Itaú Corretora	Sell	21	200	188.00	37,600.00
Shares	Preferred	Ágorainvest	Sell	22	100	189.12	18,912.00
Shares	Preferred	Itaú Corretora	Sell	23	100	188.30	18,830.00
Shares	Preferred	Itaú Corretora	Sell	23	100	190.00	19,000.00
Shares	Preferred	Itaú Corretora	Sell	27	100	187.38	18,738.00
Shares	Preferred	Itaú Corretora	Sell	27	39	187.50	7,312.50
Shares	Preferred	Itaú Corretora	Sell	27	6	187.60	1,125.60
			Total Sell		4,404		815,997.20
Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	7,101	0.0020	0.0011
ADR (*)	Preferred	306,746	0.1131	0.0495
Shares	Common	111,346	0.0320	0.0180
Shares	Preferred	610,877	0.2253	0.0986

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 – CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 – CVM Instruction # 358/2002

In July, 2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 – CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	317,251,630	91.1091	51.2215
Shares	Preferred	126,756,629	46.7457	20.4653
ADR (*)	Preferred	0	0.0000	0.0000
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Transference	Donation	20	2,000	9.73221	19,464.42
			Total Sell		2,000		19,464.42
Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	317,251,630	91.1091	51.2215
Shares	Preferred	126,754,629	46.7450	20.4650
ADR (*)	Preferred	0	0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July  2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer